02054798

Arf 12/17/02

TC 12/18/02

RECEIVED
SEC MAIL PROCESSING
DEC 09 2002
WASH. D.C. 161 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 152644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEDERATED SECURITES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 NEW YORK AVENUE
(No. and Street)

HUNTINGTON STATION, NEW YORK 11746
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH KING 631-421-4499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
TAMAS B REVAI
(Name – *if individual, state last, first, middle name*)

48 W 48TH STREET NEW YORK, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERATED SECURITES, INC., as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2006

Notary Public

Signature

Chairperson
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI
Certified Public Accountant
Certified Valuation Analyst

6812 Fort Hamilton Park way
Brooklyn, NY 11219
(718) 833-0982 Fax (718) 833-3658
e-mail: revai@usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Federated Securities, Inc.
1395 New York Avenue
Huntington, N.Y. 11746

We have audited the accompanying balance sheet of Federated Securities, Inc. as of September 30, 2002 and 2001, and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2002 and 2001, and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Tamas B. Revai, C.P.A.
November 22, 2002

FEDERATED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
as of
September 30,

ASSETS

	2002	2001
Current Assets		
Cash and Cash Equivalents	$ 35,710	$ 35,640
Clearing Deposit	35,000	35,000
Commissions Receivable	5,284	3,588
Total Current Assets	**$ 75,994**	**$ 74,228**
Investment	27	27
Total Assets	**$ 76,021**	**$ 74,255**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 15,128	$ 8,218
Total Current Liabilities	**$ 15,128**	**$ 8,218**
Loan from Stockholder	$ 3,671	$ 10,000
Subordinated Loan from Stockholder	50,000	50,000
Total Liabilities	**$ 68,799**	**$ 68,218**
Stockholder's Equity		
Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(9,778)	(10,963)
Total Stockholder's Equity	**$ 7,222**	**$ 6,037**
Total Liabilities and Stockholder's Equity	**$ 76,021**	**$ 74,255**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF INCOME and RETAINED EARNINGS
For the Years Ended September 30,

	2002	2001
Revenues:		
Commissions	$ 245,143	$ 154,127
Interest and Dividends	367	792
Total Revenues	**$ 245,510**	**$ 154,919**
Expenses:		
Salaries	$ 40,304	$ 15,832
Commissions	79,485	57,748
Rent	16,656	6,338
Insurance	11,645	0
Professional Fees	6,855	1,899
Communications	18,104	13,989
Taxes	5,141	2,154
Office Expenses	43,208	27,866
Regulatory Fees	4,781	11,985
Dues and Publications	5,504	2,622
Interest	3,000	3,015
Equipment Rental	3,804	6,248
Bank Charges	333	417
Employee Benefits	5,505	7,682
Total Expenses	**$ 244,325**	**$ 157,795**
Net Income / (Loss)	**$ 1,185**	**$ (2,876)**
Retained Earnings (Deficit) at Beginning of Year	$ (10,963)	$ (8,087)
Retained Earnings at End of Year	**$ (9,778)**	**$ (10,963)**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended
September 30,

	2002	2001
Cash flows from operating activities:		
Net Income/(Loss)	$ 1,185	$ (2,876)
Adjustment needed to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Accounts Receivable	(1,696)	11,340
Increase (Decrease) in Accounts Payable and Accrued Expenses	6,910	(5,910)
Net cash provided by (used in) operating activities	**$ 6,399**	**$ 2,554**
Cash flows from investing activities:		
Payment of Loan from Stockholder	$ (6,329)	$ -0-
Purchase of Stock	-0-	(27)
Total cash used by investing activities	**$ (6,329)**	**$ (27)**
Increase in Cash	**$ 70**	**$ 2,527**
Cash - Beginning of year	35,640	33,113
Cash - End of Year	**$ 35,710**	**$ 35,640**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A

FEDERATED SECURITIES, INC.
CHANGES IN STOCKHOLDER'S EQUITY
as of
September 30,

	2002	2001
Capital Stock	**$ 12,000**	**$ 12,000**
Paid in Capital	**$ 5,000**	**$ 5,000**
Retained Earnings at Beginning of Year	$ (10,963)	$ (8,087)
Net Income / (Loss)	1,185	(2,876)
Retained Earning Earnings at End of the Year	**$ (9,778)**	**$(10,963)**
Total Stockholder's Equity	**$ 7,222**	**$ 6,037**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2002 and 2001

Organization:

Federated Securities, Inc. (Company) engages in selling mutual funds, annuities and tax shelters. Most of its income is derived from commissions

The company is exempt from the provision of rule 15C3-3

The Company is exempt from filing SIPC#3, because a certificate of exclusion was filed on or about January 3, 1973.

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Federal income taxes are provided for the periods, when it becomes necessary, because the Company is a "C" corporation subject to federal income taxes as provided by the Internal Revenue Code.

Subordinated Loan:

Judith C. King, Chairwoman of the Company, subordinated loans to the Company. Interest on the loans is presently 5%. In the years ended September 30, 2002 and 2001 interest of $3,000 and $3,015 was paid.

EFFECTIVE DATE	MATURITY DATE	AMOUNT
December 1, 1998	December 1, 2004	$ 35,000
December 30, 1998	December 30, 2004	15,000
Total		**$ 50,000**

Credit Line:

The Company obtained a $25,000 credit line from Chase Manhattan Bank. As of September 30, 2002 the Company did not have a balance due to the bank.

Tames B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended September 30,

	2002	2001
Subordinated Loan – October 1,	**$ 50,000**	**$ 50,000**
Additional Loans	-0-	-0-
Deduct Expired Subordination	-0-	-0-
Subordinated Loans – September 30,	**$ 50,000**	**$ 50,000**

The accompanying notes are an integral part of the financial statements.

Tamas B Revai, C.P.A.

FEDERATED SECURITIES, INC.
BASIC NET CAPITAL REQUIREMENT
as of
September 30,

	2002	2001
Ownership Equity	$ 7,222	$ 6,037
Add: Subordinated Loan from Stockholder	50,000	50,000
Total Capital	$ 57,222	$ 56,037
Less: Non-allowable Assets	(27)	(27)
Net Capital	$ 57,195	$ 56,010
Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital	$ 52,195	$ 51,010
Excess Net Capital at 1,000%	$ 55,315	$ 54,188

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

Computation of Aggregated Indebtness and Net Capital in accordance with Rule 15C-1 Under the Securities Exchange Act of 1934 as of September 30, 2002 and 2001

	2002	2001
Aggregated Indebtness	$ 18,799	$ 18,218
Net Capital:		
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(9,778)	(10,963)
Subordinated Loans from Stockholder	50,000	50,000
Net Capital	**$ 57,222**	**$ 56,037**
Percentage of Aggregated Indebtness to Net Capital	**32.85**	**32.51%**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR THE QUARTER ENDED SEPTEMBER 30, 2002 and FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002

Interest Income – Increase by $13.00

Bank Charges – Increased by $50.00

Taxes Payable - Corporation taxes increased by $395.00. Payroll taxes increased by $168.00

Net income - As a result of the adjustments, Net Income and Retained Earnings and Net Capital decreased by $600.00.

There are no material differences in the net capital computation between the Focus Report for the Quarter Ended September 30, 2002 and the Audited Financial Statements as of September 30, 2002.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

In planning and performing our audit of the consolidated financial statements of Federated Securities, Inc. for the year ended September 30th, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Federated Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) conducting the daily business and keeping records as required by rule 15c3-1(a)(2)(vi).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2002 and 2001 and for the years then ended.

Tamas B. Revai, C.P.A.